02038927

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY, 2002

P.E. 5-31-02

LUND VENTURES LTD. (File #0-29960)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

- Interim Financial Statements for the Period ended March 31, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.
(Registrant)

Date: June 4, 2002

By: ________________
James G. Stewart

Its: Secretary
(Title)

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER **LUND VENTURES LTD.**			FOR QUARTER ENDED **2002/03/31**	DATE OF REPORT Y / M / D **2002/05/23**
ISSUER ADDRESS #2000 – 1055 West Hastings Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6E 2E9	ISSUER FAX No. (604) 331-8773	ISSUER PHONE No. (604) 331-8772
CONTACT PERSON James G. Stewart		CONTACT'S POSITION Secretary		CONTACT PHONE No. (604) 331-8772
CONTACT EMAIL ADDRESS Jstewart@mine-tech.com		WEB SITE ADDRESS		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	Chet Idziszek	2002/05/23
[signature]	James G. Stewart	2002/05/23

FIN 51-901F Rev 2001/3/20

LUND VENTURES LTD.

FINANCIAL STATEMENTS

Nine Months Ended March 31, 2002

(Unaudited – Prepared by Management)

LUND VENTURES LTD.
(An exploration stage company)
Balance Sheets
As at (expressed in Canadian dollars, unaudited)

	March 31, 2002	June 30, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 14,281	$ 110,888
Accounts receivable	1,271	4,094
Prepaid expenses	63,857	63,857
	79,409	178,839
Fixed assets	20,823	25,147
	$ 100,232	$ 203,986
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 233	$ 34,555
Provisions for liabilities of discontinued operations	37,012	37,012
	37,245	71,567
Shareholders' Equity:		
Capital stock		
Authorized		
200,000,000 common shares without par value		
Issued		
5,630,280 common shares	7,494,876	7,494,876
Contributed surplus	29,000	29,000
Deficit	(7,460,889)	(7,391,457)
	62,987	132,419
	$ 100,232	$ 203,986

Going Concern (note 1)
Nature of Operations (note 2)

Approved by the Board

_____________ Director _____________ Director

LUND VENTURES LTD.

(An exploration stage company)

Statements of Loss and Deficit

For the periods ended

(expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Nine Months Ended March 31, 2002	Nine Months Ended March 31, 2001
Expenses:				
Audit and accounting	$ -	$ -	$ 8,808	$ 11,500
Bank charges and interest	38	73	159	199
Consulting fees	-	-	-	3,500
Depreciation	1,420	1,872	4,324	5,699
Filing fees	3,596	1,600	6,746	4,750
Legal	-	17,418	9,718	47,111
Office	1,320	3,413	4,448	9,165
Rent	2,514	7,642	10,239	23,252
Shareholders' information	-	1,550	3,884	9,538
Transfer fees	836	771	4,059	3,483
Travel and public relations	-	-	5,340	3,290
Wages	7,461	9,538	14,864	40,420
	17,185	43,877	72,589	161,907
Other:				
Interest income	79	423	968	3,006
Foreign exchange loss (gain)	(166)	6,076	2,189	7,662
	(87)	6,499	3,157	10,668
Loss for the period	(17,272)	(37,378)	(69,432)	(151,239)
Deficit - Beginning of period	(7,443,617)	(7,315,073)	(7,391,457)	(7,201,212)
Deficit - End of period	$ (7,460,889)	$ (7,352,451)	$ (7,460,889)	$ (7,352,451)
Loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.03)

LUND VENTURES LTD.
(An exploration stage company)
Statements of Cash Flows
For the periods ended
(expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Nine Months Ended March 31, 2002	Nine Months Ended March 31, 2001
Cash flows from operating activities:				
Loss for the period	$ (17,272)	$ (37,378)	$ (69,432)	$ (151,239)
Item not affecting cash				
Depreciation	1,420	1,872	4,324	5,699
	(15,852)	(35,506)	(65,108)	(145,540)
Change in non-cash working capital items relating to operating activities:				
Net (decrease) increase in accounts receivable	10,872	44,717	2,823	(94,302)
Net (decrease) increase in accounts payable and accrued liabilities	(15,947)	3,522	(34,322)	6,013
	(5,075)	48,239	(31,499)	(88,289)
	(20,927)	12,733	(96,607)	(233,829)
Increase (decrease) in cash and cash equivalents	(20,927)	12,733	(96,607)	(233,829)
Cash and cash equivalents - Beginning of period	35,208	29,918	110,888	276,480
Cash and cash equivalents - End of period	$ 14,281	$ 42,651	$ 14,281	$ 42,651

1. Going Concern

The consolidated financial statements of Lund Ventures Ltd. ("the Company") are prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not contain the adjustments that would be necessary should the Company be unable to continue as a going concern. At March 31, 2002, the Company has working capital of $42,164. Management has conducted a review of costs and estimates that this amount is sufficient to meet ongoing general and administrative expenses for the coming year. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain financing as may be required and ultimately obtain profitability, and accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

2. Nature of Operations

The Company is in the business of the acquisition, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties, nor does it have any interests in exploration properties. If the Company does acquire property interests, its operations on those properties would involve searches for mineable deposits of minerals.

3. Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2001.

4. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company, except as described below.

Earnings Per Share

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of fully diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.

5. Capital Stock

The Company's authorized share capital consists of 200,000,000 common shares without par value.

	Number of Shares	Amount
Balance, June 30, 2001 and March 31, 2002	5,630,280	$ 7,494,876

6. Segmented Information

The Company is in the business of the acquisition, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit.

The Company's fixed assets are all located in Canada.

7. Subsequent Events

Subsequent to March 31, 2002, the Company entered into an agreement whereby it can acquire a 25% working interest in an oil and gas prospect covering 640 acres in southwest Manitoba known as the Elkhorn Prospect. To acquire the 25% working interest, the Company must pay $15,000 ($7,500 paid subsequent to March 31, 2002). To maintain its 25% interest, the Company must bear 33.3% of all costs associated with the exploration and development of the prospect.

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND VENTURES LTD.

FOR THE NINE MONTHS ENDED MARCH 31, 2002

DEFERRED RESOURCE PROPERTY EXPENDITURES

	Nil

RELATED PARTY TRANSACTIONS

The following amounts were paid to a law firm controlled by a director and a Company with directors in common:

Legal fees	$	9,684
Rent		10,239
	$	19,923

The following amount is held by companies with directors in common:

Prepaid rent and deposit	$	63,857

SECURITIES ISSUED DURING THE NINE MONTHS ENDED MARCH 31, 2002

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

No shares were issued during the nine months ended March 31, 2002.

OPTIONS GRANTED DURING THE NINE MONTHS ENDED MARCH 31, 2002

No options were granted during the nine months ended March 31, 2002.

LUND VENTURES LTD.

FOR THE NINE MONTHS ENDED MARCH 31, 2002

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	5,630,280	$7,494,876

OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2002

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	34,000	$0.75	December 17, 2002
Options	129,666	$0.75	March 11, 2003
Options	21,000	$0.75	October 21, 2003
Options	40,000	$0.75	November 3, 2003
Options	7,000	$0.75	February 15, 2004
Options	40,000	$1.90	June 1, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT MARCH 31, 2002

	Number of Shares
Escrow	Nil

LUND VENTURES LTD.

FOR THE NINE MONTHS ENDED MARCH 31, 2002

LIST OF DIRECTORS AND OFFICERS AS AT MAY 23 , 2002

DR. ABDULLAH BASODAN
DOUGLAS BROWN
JEFFREY COCKS
CHET IDZISZEK - PRESIDENT
DAVID MALLO – VICE PRESIDENT, EXPLORATION
JAMES G. STEWART - SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND VENTURES LTD.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 2002

The Company was in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the resource produced by such operations. The Company does not currently have any interests in resource exploration properties. If the Company does acquire property interests, its operations on those properties would involve exploratory searches for commercially exploitable products. Before, during and after the nine months ended March 31, 2002, the Company was primarily engaged in the search for a meritorious resource property to acquire. Subsequent to the end of the period, the Company entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas prospect covering 640 acres in southwest Manitoba known as the Elkhorn Prospect.

OPERATIONS AND FINANCIAL CONDITION

At March 31, 2002, the Company had total assets of $100,232 as compared with $203,986 at June 30, 2001. This decrease is due to general and administrative expenses incurred during the period. At March 31, 2002, the Company had working capital of $42,164, down from working capital of $107,272 at June 30, 2001. The Company's largest expenditure in the nine month period ended March 31, 2002 was general and administrative expenses of $72,589. During the nine month period ended March 31, 2001, the Company's largest cash outflow was general and administrative expenses of $161,907.

Expenses for the nine month period ended March 31, 2002 were $72,589, down from $161,907 for the nine month period ended March 31, 2001 due principally to the reduced business activity of the Company. The largest expense item for the nine month period ended March 31, 2002 was wages paid to office staff of $14,864.

During the nine month period ended March 31, 2002, the Company paid a total of $19,923 to parties not at arm's length to the Company. These payments were comprised of legal fees of $9,684 paid to a law firm controlled by a director of the Company and rent of $10,239 paid to a company with directors in common. In addition, the Company's current assets include a prepaid rent expense and security deposit of $63,857 which is held in trust by companies with directors in common.

The net loss for the nine month period ended March 31, 2002 was $72,589 or $0.01 per share as compared with a net loss for the nine month period ended March 31, 2001 of $151,239, or $0.03 per share.

CAPITAL STOCK

During the period, the Company did not issue any securities.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue to seek to acquire a meritorious resource property. Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of the Company's exploration of the Elkhorn Prospect.

SUBSEQUENT EVENTS

Subsequent to March 31, 2002, the Company entered into an agreement whereby it can acquire a 25% working interest in an oil and gas prospect covering 640 acres in southwest Manitoba known as the Elkhorn Prospect. To acquire the 25% working interest, the Company must pay $15,000 ($7,500 paid subsequent to March 31, 2002). To maintain its 25% interest, the Company must bear 33.3% of all costs associated with the exploration and development of the prospect.